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SEC FILE NUMBER
0001109279

CUSIP NUMBER
87307P101

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Tvia, Inc.

Full Name of Registrant

Former Name if Applicable
4001 Burton Drive

Address of Principal Executive Office (Street and Number)
Santa Clara, California 95054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
The audit committee of the Registrant’s board of directors is reviewing the Registrant’s financial results for the 2006 and 2007 fiscal years and the quarterly periods therein with respect to issues related to collectibility of accounts receivable, the value of inventory held by customers and the timing of recorded sales. The Registrant previously restated on November 22, 2006 its historical financial statements for the fiscal year ended March 31, 2006 and for the quarters ended December 31, 2005 and June 2006 to defer approximately $6.4 million of revenue originally recognized on delivery to certain customers. The November 22, 2006 restatement arose from the Registrant’s inability to timely collect or enforce payment terms on sales to certain of its customers in Asia and a determination by the Registrant that sales to these customers should have been recognized on sell-through to end users, as evidenced by cash collection. In January 2007, the Registrant was provided with new evidence with respect to undisclosed side arrangements affecting the payment terms and obligations with certain of its customers. The new review is part of an independent investigation by the Registrant’s audit committee to determine the nature and extent of these side arrangements, identify the responsible parties, and determine the appropriate actions, including whether an additional restatement of the financial statements for the above periods is required. The Registrant believes that the majority of the revenues that are potentially affected by side arrangements were deferred in the November 22, 2006 restatement, however additional reversals of revenue could be required. In addition, the independent investigation will assess whether amounts reflected as deferred revenue and the related customer receivables should be reversed based on the nature of the customer arrangements, however any resulting adjustment is not expected to have any affect on the Registrant’s historical profit and loss statements. As a result of these issues and continuing weakness in the marketplace for the Registrant’s products, the Registrant believes that additional material inventory loss reserves may be necessary for the quarter ended December 31, 2006. The Registrant is also assessing whether additional inventory reserves should have been recorded in prior periods.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, by the required filing date of February 14, 2007 because it needs additional time to assess the impact of the audit committee’s review on the Registrant’s financial results.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the Registrant’s expectations as to the timing of filing its Form 10-Q, the current scope, subject matter, nature and focus of the audit committee’s review, the potential financial statement accounts that may be impacted, the financial reporting periods that may be affected, the Registrant’s belief that a majority of the revenues potentially affected were previously deferred, the impact of future adjustments on historical profit and loss statements, the Registrant’s beliefs regarding additional inventory reserves and the impact and extent of those reserves, and the impact of the audit committee’s investigation on the Registrant’s historical or future financial statements are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Report Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to the nature of information discovered as a result of the review, the outcome of the audit committee’s review, actions that may be taken or required as a result of the review, including the need to restate prior financial results, the conclusions reached by the Registrant’s management, audit committee, board and independent accountants based on the results of that review, the periods which may be impacted, the impact of the Registrant’s failure to timely file the Form 10-Q, and the risks detailed from time to time in the Registrant’s periodic reports filed under the Exchange Act, including its Annual Report on Form 10-K for the year ended March 31, 2006 and its quarterly report on Form 10-Q for the quarter ended September 30, 2006. The Registrant disclaims any intent or obligation to update or revise any forward looking statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Keith P. Yee	408	327-8000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which was due on November 14, 2006, was filed on November 22, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Registrant does not know what impact the outcome of the audit committee’s review described in Part III above may have on its results of operations.

Tvia, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 15, 2007	By	/s/ Keith P. Yee

Keith P. Yee Chief Financial Officer and Secretary